U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  March 31, 1999
                                     --------------

                         [ ] Transition Report on Form 10-K or Form 10-KSB
                         [ ] Transition  Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition  Report on Form 10-Q [ or Form 10-QSB]
                         [ ] Transition Report on Form N-SAR

                         For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form: Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ___________________

                         Part I --Registrant Information

    Full Name of Registrant:    Allied Products Corporation
    Former Name if Applicable
    Address of Principal Executive Office (Street and Number):
                               10 South Riverside Plaza
    City, State and Zip Code:  Chicago, Illinois  60606

                       Part II -- Rules 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                [X]     (a)  The  reasons  described  in  reasonable
                             detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                [ ]     (b) The subject annual report, semi-annual
                            report, transition report on Form 10-K or Form 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB), or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                [ ]     (c) The accountant's statement or other exhibit
                            required by the Rule 12b-25(c) has been
                            attached if applicable.



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                              Part III -- Narrative

 State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                           The  Company  completed  its audit on the fiscal year
                  ended December 31, 1998 in April 1999 and filed its Annual Report on Form 10-K for 1998 on April 30, 1999, 30 days after the required due date. The reasons for the delay in completing the audit and filing the Form 10-K were described in the Company's Form 12b-25 (Notification of Late Filing) dated March 31, 1999 and the 1998 Form 10-K. The Company was unable to close the books on the quarter ended March 31, 1999 until the year end financial statements were finalized in late April and the audit was completed. As a result, sufficient time was not available for preparation and review of the first quarter financial statements to enable the Company to file the Form 10-Q by the required due date.

                          Part IV -- Other Information

 (1) Name and telephone number of person to contact in regard to this notification.

         Robert Fleck              (312)                  454-1020
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           (Name)               (Area Code)           (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or [X]Yes [ ] No 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 (3) Is it anticipated that any significant change in results of   [X]Yes [ ] No
     operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so:
     attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           On a restated basis, net income for the first quarter
                  of 1998 was $5,330,000 ($.44 per diluted share) on net sales of $62,831,000. The Company anticipates that net sales for the first quarter of 1999 will be approximately $79,000,000 and anticipates reporting a net loss for the quarter, although final amounts have not yet been determined. The anticipated net loss for the first quarter of 1999 is principally related to the Company's Verson division. As explained in the Company's 1998 Form 10-K, Verson's backlog as of December 31, 1998 included presses currently in the process of being manufactured and to be manufactured either at zero gross profit margins or at margins lower than historical levels. Gross profit margins in the first quarter of 1999 reflected this fact. Gross profit margins at Verson were also negatively impacted by the Company's decision not to recognize any gross profit until the particular press in process reaches a point in production where the gross profit margins can be reasonably estimated. This represents a change from the prior practice and may result in period to period fluctuations in revenues and margins. The Company's decision to delay the recognition of gross profit margins at Verson was a result of the difficulties experienced by Verson in estimating and tracking costs in 1998.







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                           Allied Products Corporation
                           ---------------------------
                  (Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                /s/ Robert Fleck
                                          -----------------------------
 Date:  May 17, 1999                      By:   Robert Fleck
                                          Vice President Accounting and Chief
                                             Accounting & Administrative Officer